ATIF Holdings Limited

25391 Commercentre Dr., Ste 200,

Lake Forest, CA 92630

March 17, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg and Mr. Dietrich King

Re:	ATIF Holdings Limited
Registration Statement on Form S-3/A
Submitted on March 8, 2023
File No. 333-268927

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ATIF Holdings Limited (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, Tuesday, March 21, 2023 or as soon as practicable thereafter.

Very truly yours,

ATIF HOLDINGS LIMITED

By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer